UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Charming Shoppes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

161133103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Q
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,732,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,732,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,523,405
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,523,405
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MICHAEL APPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ROBERT FRANKFURT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 1,523,405
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON THE CHARMING SHOPPES FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,276,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,276,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,276,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

 The aggregate purchase price of the 7,732,400 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $40,613,879, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

 The aggregate purchase price of the 1,314,305 Shares (excluding 209,100 Shares underlying short put options) owned by Myca Master Fund is approximately $10,668,333, including brokerage commissions.  The Shares owned by Myca Master Fund were acquired with its working capital.

 The aggregate purchase price of the 15,000 Shares owned directly by Mr. Ajdler is approximately $63,518, including brokerage commissions.  The Shares owned directly by Mr. Ajdler were acquired with personal funds.

The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Appel is approximately $46,067, including brokerage commissions.  The Shares owned directly by Mr. Appel were acquired with personal funds.

Item 4 is hereby amended to add the following:

On March 7, 2008, the Issuer filed a federal lawsuit against certain members of the Charming Shoppes Full Value Committee (the “Committee”) in the United States District Court, Eastern District of Pennsylvania seeking equitable relief and, among other things, alleging that certain members of the Committee have filed materially misleading and incomplete documents with the Securities and Exchange Commission in violation of Section 13(d) of the Securities Exchange Act of 1934.

On March 10, 2008, the Committee issued a press release (the “March 10 Press Release”) commenting on the lawsuit filed by the Issuer.  In the March 10 Press Release, the Committee stated that the lawsuit is without merit and a baseless attempt by the Company to abuse the court process to usurp corporate democracy and disenfranchise shareholders.  The Committee also believes that in bringing this lawsuit the Issuer is improperly wasting corporate assets.  A copy of the March 10 Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 116,694,356 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 4, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 7, 2007.

As of the date hereof, Crescendo Partners II beneficially owns 7,354,125 Shares, constituting approximately 6.3% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.3% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the

CUSIP NO. 161133103

7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.3% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 7,354,125 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the date hereof, Crescendo Partners III beneficially owns 378,275 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 378,275 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 1,523,405 Shares beneficially owned by Myca Master Fund.  Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares beneficially owned by Myca Master Fund.

As of the date hereof, Myca Master Fund beneficially owns 1,523,405 Shares, constituting 1.3% of the Shares outstanding.  Myca Partners, as the investment manager of Myca Master Fund, may be deemed to beneficially own the 1,523,405 Shares owned by Myca Master Fund, constituting 1.3% of the Shares outstanding.  Myca Master Fund and Myca Partners, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II and the 378,275 Shares owned by Crescendo Partners III.  Myca Master Fund and Myca Partners disclaim beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

CUSIP NO. 161133103

As of the date hereof, Mr. Frankfurt, as the President of Myca Partners, the investment manager of Myca Master Fund, may be deemed to beneficially own the 1,523,405 Shares beneficially owned by Myca Master Fund, constituting 1.3% of the Shares outstanding.  Mr. Frankfurt, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II and the 378,275 Shares owned by Crescendo Partners III.  Mr. Frankfurt disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the date hereof, Mr. Ajdler beneficially owns 15,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares beneficially owned by Myca Master Fund.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

As of the date hereof, Mr. Appel beneficially owns 10,000 Shares, 6,000 Shares are through his Rollover IRA account, constituting less than one percent of the Shares outstanding.  Mr. Appel, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares beneficially owned by Myca Master Fund.  Mr. Appel disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Press release dated March 10, 2008.

CUSIP NO. 161133103

  SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2008	CRESCENDO PARTNERS II, L.P., SERIES Q
	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

MYCA MASTER FUND, LTD.

By:	Myca Partners, Inc. its Investment Manager

By:	/s/ Robert Frankfurt
Robert Frankfurt President

MYCA PARTNERS, INC.

By:	/s/ Robert Frankfurt
Robert Frankfurt President

/s/ Robert Frankfurt
ROBERT FRANFURT

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Michael Appel
MICHAEL APPEL

CUSIP NO. 161133103

SCHEDULE A
Transactions in the Shares Since Filing Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

CRESCENDO PARTNERS II, L.P., SERIES Q
None

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

MYCA MASTER FUND, LTD.
None

MYCA PARTNERS INC.
None

ROBERT FRANKFURT
None

ARNAUD AJDLER
None

MICHAEL APPEL

4,000	5.1400	01/23/2008